                                                                  Exhibit (a)(1)

                      OFFER TO EXCHANGE OUTSTANDING OPTIONS
            TO PURCHASE SHARES OF COMMON STOCK OF CLARUS CORPORATION
                      GRANTED ON OR AFTER NOVEMBER 1, 1999


                     THE OFFER AND WITHDRAWAL RIGHTS EXPIRE
               AT 12:00 MIDNIGHT, PACIFIC TIME ON AUGUST 6, 2001,
                     UNLESS THE OFFER IS EXTENDED BY CLARUS


           Clarus Corporation, which we refer to as "we," "the company" or "Clarus," is offering employees the opportunity to exchange certain outstanding stock options to purchase shares of our common stock granted under the Amended and Restated Stock Incentive Plan of Clarus Corporation (the "Incentive Plan"), the Stock Incentive Plan of Software Architects International, Limited (the "SAI Plan") and the SQL 1992 Stock Option Plan (the "SQL Plan" and with the Incentive Plan and the SAI Plan, the "stock incentive plans") that were granted on or after November 1, 1999 for new options we will grant under the stock incentive plans. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and in the letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange by us. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted by us for exchange. You may tender options for all or part of the shares of common stock subject to your options as long as you tender options, and a partial tender must include at least 200 shares of common stock and may be made only in increments of 100 shares of common stock. In addition, if you tender any of your options for exchange, you will be required to also tender all options granted to you during the six months immediately prior to the date we cancel the tendered options accepted for exchange which have an exercise price lower than the exercise price of any other options being tendered.

           Earlier this year, we offered employees an initial opportunity to exchange outstanding options granted under the stock incentive plans that were granted on or after November 1, 1999. The period of the first offer (the "first offer" or the "April 2001 offer") began on April 9, 2001 and ended on May 7, 2001. The terms of the April 2001 offer generally are the same as the terms of this offer (also referred to as the "second offer" or the "July 2001 offer") as described in this offer to exchange. Under both this offer and the April 2001 offer, we will grant new options on the first business day which is at least six months and one day following the date we cancel the options accepted by us for exchange in the particular offer. OPTION HOLDERS WHO ELECTED TO EXCHANGE OPTIONS PURSUANT TO THE APRIL 2001 OFFER WILL NOT BE ELIGIBLE TO EXCHANGE OPTIONS PURSUANT TO THE JULY 2001 OFFER.

           This offer is not conditioned upon a minimum number of options being tendered. This offer is subject to conditions which we describe in Section 6 of this offer to exchange.

           If you tender options for exchange as described in the offer, we will grant you new options under the Incentive Plan or the SAI Plan and a new option agreement between us and you. The exercise price of the new options will be equal to the fair market value on the date of grant, as determined by the last reported sale price during regular trading hours of our common stock on the Nasdaq National Market on the grant date. The new options, unlike the options you may tender for exchange (which generally vest 25% on the first anniversary of the date of grant and monthly thereafter over the next three years until fully vested), will vest in thirty-six equal monthly installments over the next three years until fully vested.

           ALTHOUGH OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS FOR EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR OPTIONS. CLARUS IS NOT MAKING THIS OFFER TO ANY OF ITS DIRECTORS OR EMPLOYEES DEFINED AS OFFICERS FOR PURPOSES OF SECTION 16(B) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND, THEREFORE, THEY WILL NOT TENDER THEIR OPTIONS PURSUANT TO THIS OFFER TO EXCHANGE.

           Shares of our common stock are quoted on the Nasdaq National Market under the symbol "CLRS." On July 6, 2001, the last reported sale price of the common stock on the Nasdaq

National Market was $6.38 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

           You should direct questions about this offer or requests for assistance or for additional copies of the offer to exchange or the letter of transmittal to Clarus Corporation, Attention: Pam Ellis, 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024 (telephone: (770) 291-5394, facsimile: (770) 291-4775 and e-mail: ellisp@claruscorp.com).


                                    IMPORTANT

           If you wish to tender your options for exchange, you must complete and sign the attached letter of transmittal in accordance with its instructions, and mail or otherwise deliver it and any other required documents to us at Clarus Corporation, Attention: Pam Ellis, 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024 or fax it and any required documents to us at (770) 291-4775. Delivery by e-mail will not be accepted. Due to restrictions under the securities laws of Ireland, Irish employees should obtain the letter of transmittal from our intranet.

           We are not making this offer to, nor will we accept any tender of options from or on behalf of, option holders in any jurisdiction in which the offer or the acceptance of any tender of options would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take any actions necessary for us to make this offer to option holders in any such jurisdiction.

           WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                                TABLE OF CONTENTS


SUMMARY TERM SHEET.......................................................    4
CERTAIN RISKS OF PARTICIPATING IN THE OFFER..............................    9
ECONOMIC RISKS...........................................................    9
TAX-RELATED RISKS FOR U.S. RESIDENTS ....................................    9
BUSINESS-RELATED RISKS...................................................   10
INTRODUCTION.............................................................   10
THE OFFER................................................................   11
 1.Number of Options; Expiration Date....................................   11
 2.Purpose of the Offer..................................................   12
 3.Procedures for Tendering Options......................................   13
 4.Withdrawal Rights.....................................................   14
 5.Acceptance of Options for Exchange and Issuance of New Options........   14
 6.Conditions of the Offer...............................................   15
 7.Price Range of Common Stock Underlying the Options....................   16
 8.Source and Amount of Consideration; Terms of New Options..............   17
 9.Information Concerning Clarus Corporation.............................   20
10.Interests of Directors and Officers; Transactions and Arrangements
   Concerning the Options................................................   21
11.Status of Options Acquired by Us in the Offer; Accounting
   Consequences of the Offer.............................................   22
12.Legal Matters; Regulatory Approvals...................................   22
13.Material U.S. Federal Income Tax Consequences.........................   22
14.Certain Tax Consequences for Non-U.S.-Based Employees.................   24
15.Extension of Offer; Termination; Amendment............................   26
16.Fees and Expenses.....................................................   27
17.Additional Information................................................   27
18.Forward looking statements; Miscellaneous.............................   28


SCHEDULE A--Information Concerning the Directors and Executive Officers of
Clarus Corporation.........................................................  A-1

                               SUMMARY TERM SHEET

           The following are answers to some of the questions that you may have about this offer. We urge you to read carefully the remainder of this offer to exchange and the accompanying letter of transmittal because the information in this summary is not complete, and additional important information is contained in the remainder of this offer to exchange and the letter of transmittal. We have included references to the relevant sections in this offer to exchange where you can find a more complete description of the topics in this summary.

WHAT SECURITIES ARE WE OFFERING TO EXCHANGE?

           We are offering to exchange all stock options held by eligible employees that were granted on or after November 1, 1999 which are outstanding under our Incentive Plan, SAI Plan and SQL Plan or any lesser number of options that option holders properly tender in the offer, for new options under the stock incentive plans. (Section 1.)

WHY ARE WE MAKING THE OFFER?

           Retention of our employees is one of the keys to our continued growth and success. The offer provides an opportunity for us to offer these employees a valuable incentive to stay with our company. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will (1) have an exercise price equal to the fair market value of our common stock on the grant date, and (2) vest in thirty-six equal monthly installments over the following three years, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value. (Section 2.)

WHY DON'T WE SIMPLY REPRICE THE CURRENT OPTIONS?

           "Repricing" existing options would result in variable accounting for such options, which may require us for financial reporting purposes to record additional compensation expense each quarter until such repriced options are exercised, cancelled or expired.

WHAT ARE THE CONDITIONS TO THE OFFER?

           The offer is not conditioned upon a minimum number of options being tendered. However, the offer is subject to a number of other conditions with regard to events that could occur prior to the expiration of the offer. These events include, among other things, a change in accounting principles, a lawsuit challenging the tender offer, a third-party tender offer for our common stock or other acquisition proposal or a change in your employment status with us. These and various other conditions are more fully described in Section 6.

WHO IS ELIGIBLE TO PARTICIPATE IN THE OFFER?

           The offer is available to employees who had options that were granted on or after November 1, 1999, except for those employees who surrendered options in the April 2001 offer to exchange. (Section 1.) Members of the board of directors and all employees who are defined as officers for purposes of Section 16(b) of the Exchange Act (the "Exchange Act") (that is, those officers listed in Schedule A to this offer to exchange), are not eligible to participate. As of July 6, 2001, outstanding options to purchase 1,679,021 shares of our common stock granted on or after November 1, 1999 were held by non-Section 16(b) officer employees.

ARE THERE ANY ELIGIBILITY REQUIREMENTS I MUST SATISFY AFTER THE EXPIRATION DATE OF THE OFFER TO RECEIVE THE NEW OPTIONS?

           To receive a grant of new options pursuant to the offer and under the terms of the stock incentive plans, you must be an employee of Clarus or one of its subsidiaries from the date you tender options through the date we grant the new options. As discussed below, we will not grant the new options until the first business day which is at least six months and one day following the date we cancel the tendered options accepted for exchange. IF, FOR ANY REASON, YOU ARE NOT AN EMPLOYEE OF CLARUS CORPORATION OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT

RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. (Section 5.)

HOW MANY NEW OPTIONS WILL I RECEIVE IN EXCHANGE FOR MY TENDERED OPTIONS?

           Subject to the terms of this offer, we will grant you new options to purchase the number of shares of our common stock which is equal to the number of shares of common stock subject to the options you tender that we accept for exchange. Options granted under our Incentive Plan and exchanged for new options will be replaced with options granted under our Incentive Plan, unless prevented by law or applicable regulations. Options granted under our SAI Plan and exchanged for new options will be replaced with options granted under our SAI Plan, unless prevented by law or generally applicable regulations and except that some options may be replaced with incentive stock options granted under the Incentive Plan to the extent permitted by applicable law and regulations. Options granted under the SQL Plan and exchanged for new options will be replaced with options granted under our Incentive Plan, unless prevented by law or applicable regulations. All new options will be subject to a new option agreement which will be in substantially the same form as the option agreement or agreements attached as Exhibits (d)(2) and (d)(4) to the Tender Offer Statement on Schedule TO filed by us with the Securities and Exchange Commission on July 9, 2001. You must execute the new option agreement prior to receiving new options.

IF I CHOOSE TO TENDER OPTIONS FOR EXCHANGE, DO I HAVE TO TENDER ALL MY OPTIONS?

           You may tender options for all or part of the shares of common stock subject to your options as long as any partial tender includes options for at least 200 shares of common stock subject to your options and is made in increments of 100 shares of common stock. In addition, you will be required to tender all option grants that you received during the six months immediately prior to the date we accept options for exchange that have an exercise price lower than the exercise price of any other options to be tendered. For example, if you received an option grant in October 2000 with an exercise price of $20.00 per share and a grant in March 2001 at an exercise price of $10.00 per share and you want to tender your October 2000 option grant, you will also be required to tender your March 2001 grant for exchange. (Section 1.)

           On April 9, 2001, we offered employees an initial opportunity to exchange outstanding stock options granted under the stock incentive plans that were granted on or after November 1, 1999 (the "first offer" or the "April 2001 offer"). The first offer expired on May 7, 2001. The terms of the April 2001 offer were generally the same as the terms of the offer as described in this offer to exchange. We will grant new options on the first business day which is at least six months and one day following the date we cancel the options accepted by us for exchange in each offer. OPTION HOLDERS WHO ELECTED TO EXCHANGE OPTIONS PURSUANT TO THE APRIL 2001 OFFER WILL NOT BE ELIGIBLE TO EXCHANGE OPTIONS PURSUANT TO THIS OFFER.

WHEN WILL I RECEIVE MY NEW OPTIONS?

           We will grant the new options on the first business day that is at least six months and one day after the date that we cancel the options accepted for exchange. For example, if we cancel the tendered options accepted for exchange on August 7, 2001, the business day following the scheduled expiration date, the grant date of the new options will be on or about February 8, 2002. HOWEVER, IF YOU ARE NOT AN EMPLOYEE OF CLARUS CORPORATION OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. (Section 5.)

WHY WON'T I RECEIVE MY NEW OPTIONS IMMEDIATELY AFTER THE EXPIRATION DATE OF THE OFFER?

           If we were to grant the new options on any date which is earlier than six months and one day after the date we cancel the options tendered for exchange, we would be required for financial reporting purposes to record compensation expense against our earnings. (Section 5.) By deferring the grant of the new options for at least six months and a day, we believe we will not have to record such a compensation expense.

IF I TENDER OPTIONS IN THE OFFER, WILL I BE ELIGIBLE TO RECEIVE OTHER OPTION GRANTS BEFORE I RECEIVE MY NEW OPTIONS?

           No. If we accept eligible options you tender in the offer, you will not receive any new options, such as annual, bonus or promotional options, for which you may otherwise be eligible, until the date we grant the replacement options for those tendered in the offer. We will defer the grant to you of these other options because we have determined that doing so is necessary to avoid incurring compensation expense against our earnings because of accounting rules that could apply to any interim option grants as a result of the offer. (Section 5.)

WILL I BE REQUIRED TO GIVE UP ALL MY RIGHTS TO THE CANCELLED OPTIONS?

           Yes. Once we have accepted options tendered by you, your options will be cancelled and you will no longer have any rights under those options. (Section 5.)

WHAT WILL THE EXERCISE PRICE OF THE NEW OPTIONS BE?

           The exercise price of the new options will equal the fair market value of our common stock on the date we grant the new options, as determined based upon the last reported sale price of our common stock on the Nasdaq National Market on the date we grant the new options. Accordingly, we cannot predict the exercise price of the new options. HOWEVER, BECAUSE WE WILL NOT GRANT NEW OPTIONS UNTIL AT LEAST SIX MONTHS AND ONE DAY AFTER THE DATE WE CANCEL TENDERED OPTIONS ACCEPTED FOR EXCHANGE, THE NEW OPTIONS MAY HAVE A HIGHER EXERCISE PRICE THAN SOME OR ALL OF YOUR CURRENT OPTIONS. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS. (Section 8.)

WHEN WILL THE NEW OPTIONS VEST?

           The new options, unlike the outstanding options (which generally vest 25% on the first anniversary of the date of grant and monthly thereafter over the next three years until fully vested), will vest in thirty-six equal monthly installments over the next three years under the terms of the stock incentive plans and a new option agreement. The vesting schedule of the new options will not begin until the grant date of those options. THEREFORE, EVEN IF THE OPTIONS YOU TENDER ARE FULLY OR PARTIALLY VESTED, THE NEW OPTIONS YOU RECEIVE WILL BE SUBJECT TO THE NEW THIRTY-SIX MONTH VESTING PERIOD DESCRIBED ABOVE.

DOES THE COMMENCEMENT OF A NEW VESTING PERIOD UNDER THE NEW OPTIONS MEAN THAT I WOULD HAVE TO WAIT A LONGER PERIOD BEFORE I CAN PURCHASE COMMON STOCK UNDER MY OPTIONS?

           Yes. Because any new options you receive will not be vested, you will lose the benefits of any vesting under eligible options you tender in the offer. As described above, no portion of the new options we grant will be immediately vested, even if the eligible options you tender for exchange are fully or partially vested. The three-year vesting schedule of the new options will not begin until the grant date of those options. Because the new options will not begin vesting until the grant date, which is at least six months and a day after the date we cancel tendered options, you will not be able to purchase our common stock upon exercise of any of the new options until at least seven months and a day after the cancellation date.

WHAT IF WE ENTER INTO A CHANGE OF CONTROL OR SIMILAR TRANSACTION?

           We are reserving the right to take any actions we deem necessary or appropriate to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. If we were to terminate your right to receive new options under this offer in connection with such a transaction, employees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options. (Section 2.)

WILL I HAVE TO PAY TAXES IF I EXCHANGE MY OPTIONS IN THE OFFER?

           If you exchange your current options for new options, we believe that you will not be required under current law to recognize income for U.S., U.K. or Irish income tax purposes as a result of the exchange. If you are a Canadian resident employee of Clarus or one of our subsidiaries and you exchange your options pursuant to the offer, we believe that you may be required under current Canadian law to recognize income for Canadian federal income tax purposes in an amount equal to the value of the consideration you receive for tendering your options. Neither the tender of your options nor the grant of new options should, under current law, result in income for U.S. income tax purposes. However, we recommend that you consult with your own tax adviser to determine the tax consequences of tendering options pursuant to this offer. (Sections 13 and 14.)

           If your current options are incentive stock options, your new options will be granted as incentive stock options to the maximum extent they qualify as incentive stock options under the tax laws on the date of the grant. For options to qualify as incentive stock options under the current U.S. tax laws, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a non-qualified stock option, which is an option that is not qualified to be an incentive stock option under the current tax laws.

           You should note that there is a risk that any incentive stock option you hold may be affected, even if you do not participate in the exchange. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate in the option exchange program. However, the Internal Revenue Service (the "IRS") may characterize the option exchange program as a "modification" of those incentive stock options, even if you decline to participate. A successful assertion by the IRS of this position could extend an option's holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonqualified stock option. (Section 13.)

WHAT HAPPENS TO OPTIONS THAT I CHOOSE NOT TO TENDER OR THAT ARE NOT ACCEPTED FOR EXCHANGE?

           Options that you choose not to tender for exchange or that we do not accept for exchange remain outstanding and retain their current exercise price and current vesting schedule. However, if you tender any options for exchange, you will be required to also tender all option grants that you received during the six months immediately prior to the date we cancel options accepted for exchange which have an exercise price lower than the exercise price of any other options being tendered.

           On April 9, 2001, we offered employees an initial opportunity to exchange outstanding stock options granted under the stock incentive plans that were granted on or after November 1, 1999. This initial offer to exchange (the "April 2001 offer" or the "first offer") expired on May 7, 2001. The terms of the first offer were generally the same as the terms of this offer, and we will grant new options on the first business day which is at least six months and one day following the date we cancel the tendered options accepted by us for exchange in each offer. OPTION HOLDERS WHO ELECTED TO EXCHANGE OPTIONS PURSUANT TO THE APRIL 2001 OFFER WILL NOT BE ELIGIBLE TO EXCHANGE OPTIONS PURSUANT TO THIS OFFER.

WHEN DOES THE OFFER EXPIRE? CAN THE OFFER BE EXTENDED, AND IF SO, HOW WILL I BE NOTIFIED IF IT IS EXTENDED?

           The offer expires on August 6, 2001, at 12:00 midnight, Eastern time, unless we extend it.

           Although we do not currently intend to do so, we may, in our discretion, extend the offer at any time. If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period. If the offer is extended, then the grant date of the new options will also be extended. (Section 15.)

HOW DO I TENDER MY OPTIONS?

           If you decide to tender your options, you must deliver, before 12:00 midnight, Eastern time, on August 6, 2001, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to Clarus Corporation, Attention: Pam Ellis, 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024 (facsimile: (770) 291-4775). We will only accept a paper copy or a facsimile copy of your executed letter of transmittal. Delivery by e-mail will not be accepted. Irish employees should obtain a form of the letter of transmittal from our intranet.

           If the offer is extended by us beyond August 6, 2001, you must deliver these documents before the extended expiration of the offer.

           We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept all such properly tendered options promptly after the expiration of the offer. (Section 5.)

DURING WHAT PERIOD OF TIME MAY I WITHDRAW PREVIOUSLY TENDERED OPTIONS?

           You may withdraw your tendered options at any time before 12:00 midnight, Eastern time, on August 6, 2001. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal, or a facsimile thereof, with the required information while you still have the right to withdraw the tendered options.

           Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above prior to the expiration of the offer. (Section 4.)

WHAT DO WE AND OUR BOARD OF DIRECTORS THINK OF THE OFFER?

           Although our board of directors has approved this offer, neither we nor our board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options. Our directors and employees who are defined as officers for purposes of Section 16(b) of the Exchange Act are not eligible to participate in the offer. (Section 10.)

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

           For additional information or assistance, you should contact:

           Clarus Corporation
           Attention:  Pam Ellis
           3970 Johns Creek Court, Suite 100
           Suwanee, Georgia  30024
           telephone:  (770) 291-5394
           facsimile:  (770) 291-4775
           e-mail:  ellisp@claruscorp.com

                   CERTAIN RISKS OF PARTICIPATING IN THE OFFER

           Participation in the offer involves a number of potential risks, including those described below. This list briefly highlights some of the risks and is necessarily incomplete. Eligible participants should carefully consider these and other risks and are encouraged to speak with an investment and tax adviser as necessary before deciding to participate in the offer. In addition, we strongly urge you to read the rest of this offer to exchange, along with the related documents before deciding to participate in the exchange offer. The list of risks does not include certain risks that may apply to employees who live and work outside of the United States; again, we urge you to read Section 14 of this offer to exchange, which discusses tax consequences in the United Kingdom, Ireland and Canada, as well as the rest of the offer to exchange and related documents for a fuller discussion of the risks which may apply to you. You should consult with an investment and tax adviser as necessary before deciding to participate in this exchange offer.


                                 ECONOMIC RISKS

PARTICIPATION IN THE OFFER WILL MAKE YOU INELIGIBLE TO RECEIVE ANY OPTION GRANTS UNTIL FEBRUARY 8, 2002 AT THE EARLIEST.

           Employees are generally eligible to receive option grants at any time that the board of directors or compensation committee chooses to make them. However, if you participate in the offer, you will not be eligible to receive any option grants until February 8, 2002 at the earliest.

IF THE STOCK PRICE INCREASES AFTER THE DATE YOUR TENDERED OPTIONS ARE CANCELLED, YOUR CANCELLED OPTIONS MIGHT HAVE BEEN WORTH MORE THAN THE NEW OPTIONS THAT YOU HAVE RECEIVED IN EXCHANGE FOR THEM.

           For example, if you cancel options with an exercise price of $35.00, and Clarus' stock appreciates to $60 when the new option grants are made, your option will have a higher exercise price than the cancelled option.

IF YOUR EMPLOYMENT TERMINATES PRIOR TO THE GRANT OF THE NEW OPTION, YOU WILL RECEIVE NEITHER A NEW OPTION NOR THE RETURN OF YOUR CANCELLED OPTION.

           Once your option is cancelled, it is gone for good. Accordingly, if your employment terminates for any reason prior to the grant of the new option, you will have the benefit of neither the cancelled option nor the new option. The offer does not involve any guarantee of employment for any period.

IF WE ENTER INTO A CHANGE OF CONTROL TRANSACTION, YOU MAY NOT RECEIVE NEW OPTION GRANTS.

           We reserve the right to take any actions we deem necessary or appropriate to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. We will not grant new options to you if we are prohibited by applicable law or regulations (such as SEC rules, regulations or policies or Nasdaq requirements).


                      TAX-RELATED RISKS FOR U.S. RESIDENTS

YOUR NEW OPTION MAY BE A NONSTATUTORY STOCK OPTION, WHEREAS YOUR CANCELLED OPTION MAY HAVE BEEN AN INCENTIVE STOCK OPTION.

           If your cancelled options were incentive stock options, your new options will be incentive stock options, but only to the extent they qualify under the Internal Revenue Code of 1986, as amended (the "Code"). For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. It is possible that by participating in this exchange, your options will exceed this limit and will be treated as nonstatutory stock options. In general, nonstatutory stock options are less favorable to you from a tax perspective. For more detailed information, please read the rest of the offer to exchange, and see Section 13 of this offer to exchange.

                             BUSINESS RELATED RISKS

           For a description of risks related to Clarus' business, please see
Section 18 of this offer to exchange.


                                  INTRODUCTION

           Clarus Corporation is offering to exchange outstanding options to purchase shares of our common stock granted under the Amended and Restated Stock Incentive Plan of Clarus Corporation (the "Incentive Plan"), the Stock Incentive Plan of Software Architects International, Limited (the "SAI Plan") and the SQL 1992 Stock Option Plan (the "SQL Plan" and, collectively, with the Incentive Plan and the SAI Plan, the "stock incentive plans") that were granted on or after November 1, 1999 for new options that we will grant under the stock incentive plans. Members of our board of directors and all employees who are defined as officers for purposes of Section 16(b) of the Exchange Act ("Section 16(b) officers") are not eligible to participate in this exchange offer. We are making this offer upon the terms and subject to the conditions set forth in this offer to exchange and letter of transmittal (which together, as they may be amended from time to time, constitute the "offer"). The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange by us. We will grant the new options on or about the first business day which is at least six months and one day following the date we cancel the options accepted for exchange by us. If you tender options for exchange, we will grant you new options under the terms of the stock incentive plans and a new option agreement between us and you. This offer is not conditioned upon a minimum number of options being tendered by employees. You may tender options for all or part of the shares of common stock subject to your options as long as you tender options to purchase at least 200 shares of common stock and in increments of 100 shares of common stock. In addition, if you tender an option grant for exchange, you will be required to also tender for exchange all option grants that you received during the six months immediately prior to the date we accept tendered options for exchange with an exercise price lower than the exercise price of any other options being tendered. If you attempt to tender some of your options but do not include all of the options granted to you during the six months immediately prior to the date we accept tendered options for exchange with an exercise price lower than that exercise price of any other options being tendered, your entire tender will be rejected. In addition, this offer is subject to conditions which we describe in this offer to exchange.

           On April 9, 2001, we offered employees an initial opportunity to exchange outstanding stock options granted under the stock incentive plans that were granted on or after November 1, 1999 (the "first offer" or the "April 2001 offer"). The first offer expired on May 7, 2001. The terms of the April 2001 offer were generally the same as the terms of this offer, as described in this offer to exchange, and we will grant new options on the first business day which is at least six months and one day following the date we cancel the tendered options accepted by us for exchange in each offer. OPTION HOLDERS WHO ELECTED TO EXCHANGE OPTIONS PURSUANT TO THE APRIL 2001 OFFER WILL NOT BE ELIGIBLE TO EXCHANGE OPTIONS PURSUANT TO THIS OFFER.

           If you tender options granted under the Incentive Plan for exchange, subject to the terms of this offer, you will be granted new options under our Incentive Plan, unless prevented by law or applicable regulations. If you tender options granted under the SAI Plan for exchange, subject to the terms of this offer, you will be granted new options under our SAI Plan, unless prevented by law or applicable regulations and except that some options may be replaced with incentive stock options granted under the Incentive Plan to the extent permitted by applicable law and regulations. If you tender options granted under the SQL Plan for exchange, subject to the terms of this offer, you will be granted new options under the Incentive Plan, unless prevented by law or applicable regulations. A new option agreement will be entered into between us and you. The exercise price of the new options will be the fair market value of our common stock on the grant date, which will be determined by the last sale price during regular trading hours of our common stock on the Nasdaq National Market the day of the grant of the new options. The new options will vest in thirty-six equal monthly installments over a three year period.

           As of July 6, 2001 options to purchase 3,090,509 shares of our common stock were issued and outstanding under the stock incentive plans. Of these options, options to purchase 1,679,021 shares of our common stock were granted on or after November 1, 1999 and were held by eligible employees. The shares of common stock issuable upon exercise of options we are offering to exchange represent approximately 54% of the total shares of common stock issuable upon exercise of all options outstanding under the stock incentive plans as of July 6, 2001.

           All options accepted by us pursuant to this offer will be cancelled and employees will have no further rights with respect to such cancelled options.


                                    THE OFFER

1.         NUMBER OF OPTIONS; EXPIRATION DATE.

           Upon the terms and subject to the conditions of the offer, we are offering to exchange for new options to purchase common stock under the stock incentive plans in return for all eligible outstanding options under the stock incentive plans that are properly tendered and not validly withdrawn in accordance with Section 4 before the "expiration date," as defined below. Eligible outstanding options are all options that were granted on or after November 1, 1999, except for options held by employees who participated in the April 2001 offer. Members of our board of directors and all employees who are defined as officers for purposes of Section 16(b) of the Exchange Act ("Section 16(b) officers") are not eligible to participate in this exchange offer. You may tender options for all or part of the shares of common stock subject to your options as long as you tender options to purchase at least 200 shares of common stock and in increments of 100 shares of common stock. In addition, if you tender an option grant for exchange, you will be required to also tender all option grants that you received during the six months immediately prior to the date we cancel tendered options accepted for exchange with an exercise price lower than the exercise price of any other options being tendered.

           In the April 2001 offer, we offered employees an initial opportunity to exchange outstanding stock options granted under the stock incentive plans that were granted on or after November 1, 1999. The April 2001 offer expired on May 7, 2001. The terms of the first offer were generally the same as the terms of this offer, and we will grant new options on the first business day which is at least six months and one day following the date we cancel the options accepted by us for exchange in each offer. OPTION HOLDERS WHO ELECTED TO EXCHANGE OPTIONS PURSUANT TO THE APRIL 2001 OFFER WILL NOT BE ELIGIBLE TO EXCHANGE OPTIONS PURSUANT TO THIS OFFER.

           If your options are properly tendered and accepted for exchange, you will be entitled to receive new options to purchase the number of shares of our common stock which is equal to the number of shares subject to the options or portion thereof that you tendered, subject to adjustments for any stock splits, stock dividends and similar events. All new options granted in exchange for options granted under the Incentive Plan will be subject to the terms of the Incentive Plan and to a new option agreement between us and you except that some new options granted in exchange for options granted under the SAI Plan may be replaced with incentive stock options granted under the Incentive Plan. All new options granted in exchange for options granted under the SAI Plan will be subject to the terms of the SAI Plan and to a new option agreement between us and you. All new options granted in exchange for options granted under the SQL Plan will be subject to the terms of the Incentive Plan and to a new option agreement. IF YOU ARE NOT AN EMPLOYEE OF CLARUS CORPORATION OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. This means that if you die or quit or we terminate your employment, with or without cause, prior to the date we grant the new options for any reason, you will not receive anything for the options that you tendered and we cancelled. Nothing in the terms of this offer or the stock incentive plans requires us to continue your employment for any specified period of time.

           The term "expiration date" means 12:00 midnight, Eastern time, on August 6, 2001, unless and until we, in our discretion, have extended the period of time during which the offer will remain open, in which event the term "expiration date" refers to the latest time and date at which the offer, as so extended, expires. See Section 15 for a description of our rights to extend, delay, terminate and amend the offer.

           If we decide to take any of the following actions, we will publish notice or otherwise inform you in writing of such action:

           (a) We increase or decrease the amount of consideration offered for the eligible options;

           (b) We decrease the number of options eligible to be tendered in the offer; or

           (c) We increase the number of options eligible to be tendered in the offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to the offer immediately prior to the increase.

           If the offer is scheduled to expire at any time earlier than the 10/th/ business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, we will extend the offer so that the offer is open at least 10 business days following the publication, sending or giving of notice.

           We will also notify you of any other material change in the information contained in this offer to exchange.

           For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

2.  PURPOSE OF THE OFFER.

           We issued or assumed the options outstanding under the stock incentive plans for the following purposes:

           . To encourage and enable our employees to acquire or increase their holdings of common stock and other proprietary interest in us, in order to promote a closer identification of their interests with those of Clarus and its stockholders and to encourage participants to enhance the efficiency, soundness, profitability, growth and shareholder value of Clarus; and

           . To encourage our employees to continue their employment with Clarus.

           Retention of our employees is one of the keys to our continued growth and success. The offer provides an opportunity for us to offer these employees an incentive to stay with our company. Many of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our common stock. We believe these options are unlikely to be exercised in the foreseeable future. By making this offer to exchange outstanding options for new options that will have an exercise price equal to the fair market value of our common stock on the grant date, we intend to provide our employees with the benefit of owning options that over time may have a greater potential to increase in value, create better performance incentives for employees and thereby maximize stockholder value.

           Our stock price could increase (or decrease) between the date of this offer and the date we intend to grant the new options, due to a change of control transaction or other factors or events, and the exercise price of the new options, if awarded, could be higher (or lower) than the exercise price of eligible options you elect to have cancelled as part of this offer. As outlined in Section 8, the exercise price of any new options granted to you in return for your tendered options will be at the fair market value of our common stock on the date of that grant. You will be at risk of any such increase in our stock price during the period prior to the grant date of the new options for these or any other reasons.

           We are also reserving the right to take any actions we deem necessary or appropriate to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange. If we were to terminate your right to receive new options under this offer in connection with such a transaction, employees who have tendered options for cancellation pursuant to this offer would not receive options to purchase securities of the acquiror or any other consideration for their tendered options.

           Except as otherwise disclosed in this offer to exchange or in our filings with the SEC, we presently have no plans or proposals that relate to or would result in:

           (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

           (b) Any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

           (c) Any material change in our present dividend rate or policy, or our indebtedness or capitalization;

           (d) Any change in our present board of directors or management, including a change in the number or term of directors or to fill any existing board vacancies or to change any executive officer's material terms of employment;

           (e) Any other material change in our corporate structure or business;

           (f) Our common stock not being authorized for quotation in an automated quotation system operated by a national securities association;

           (g) Our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

           (h)  The suspension of our obligation to file reports pursuant to
                Section 15(d) of the Exchange Act;

           (i) The acquisition by any person of any material amount of our securities or the disposition of any material amount of our securities; or

           (j) Any change in our certificate of incorporation or bylaws, or any actions which may impede the acquisition of control of us by any person.

           Neither we nor our board of directors makes any recommendation as to whether you should tender your options, nor have we authorized any person to make any such recommendation. Note that the new options may have a higher exercise price than some or all of your current options. You are urged to evaluate carefully all of the information in this offer to exchange and to consult your own investment and tax advisers.

           You must make your own decision whether to tender your options for exchange.

3.         PROCEDURES FOR TENDERING OPTIONS.

           Proper Tender of Options. To validly tender your options pursuant to
           ------------------------
the offer, you must, in accordance with the terms of this offer to exchange and the letter of transmittal, properly complete, duly execute and deliver to us the letter of transmittal, or a facsimile thereof, along with any other required documents. We will only accept a properly executed paper copy or a facsimile copy of your letter of transmittal and any other required documents. We will not accept delivery by e-mail. We must receive all of the required documents at 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024, Attention: Pam Ellis (facsimile: (770) 291-4775), before the expiration date. Your new options will be granted on a date at least six months and one day after the date that we cancel the tendered options accepted for exchange.

           A copy of the letter of transmittal has been distributed with this offer to exchange; however, due to restrictions under the securities laws of Ireland, the letter of transmittal has not been delivered to Irish employees. If you are an Irish employee, you may obtain a copy of the letter of transmittal on our intranet.

           THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING LETTERS OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING OPTION HOLDER. IF DELIVERY IS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE TIMELY DELIVERY. YOUR OPTIONS WILL NOT BE CONSIDERED TENDERED UNTIL WE RECEIVE THEM. WE WILL NOT ACCEPT DELIVERY BY E-MAIL.

           Determination of Validity; Rejection of Options; Waiver of Defects;
           ------------------------------------------------------------------
No Obligation to Give Notice of Defects. We will determine, in our discretion,
---------------------------------------
all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of options. Our determination of these matters will be final and binding on all parties. We may reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered options which are not validly withdrawn. We may also waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular options or any particular option holder. No tender of options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities.

           Our Acceptance Constitutes an Agreement. Your tender of options
           ---------------------------------------
pursuant to the procedures described above constitutes your acceptance of the terms and conditions of the offer. OUR ACCEPTANCE FOR EXCHANGE OF YOUR OPTIONS TENDERED BY YOU PURSUANT TO THE OFFER WILL CONSTITUTE A BINDING AGREEMENT BETWEEN US AND YOU UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

           Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that have not been validly withdrawn.

4.         WITHDRAWAL RIGHTS.

           You may only withdraw your tendered options in accordance with the provisions of this Section 4.

           You may withdraw your tendered options at any time before the expiration date. If the offer is extended by us beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. In addition, you may withdraw your tendered options until we accept your tendered options for exchange.

           To validly withdraw tendered options, you must deliver to us at the address or facsimile number set forth in Section 3 a notice of withdrawal, or a facsimile thereof, with the required information, while you still have the right to withdraw the tendered options. Except as described in the following sentence, the notice of withdrawal must be executed by the option holder who tendered the options to be withdrawn exactly as such option holder's name appears on the option agreement or agreements evidencing such options. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer's full title and proper evidence of the authority of such person to act in such capacity must be indicated on the notice of withdrawal.

           You may not rescind any withdrawal, and any options you withdraw will thereafter be deemed not properly tendered for purposes of the offer, unless you properly re-tender those options before the expiration date by following the procedures described in Section 3.

           To validly change your election regarding the tender of options but continue to elect to tender some of your options, you must deliver a new letter of transmittal at the address or facsimile number set forth in Section 3. If you deliver a new letter of transmittal, it will replace any previously submitted letter of transmittal, which will be disregarded.

           Neither we nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will we incur any liability for failure to give any such notice. We will determine, in our discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal. Our determination of these matters will be final and binding.

5.         ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

           Upon the terms and subject to the conditions of this offer and as promptly as practicable following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. Subject to the terms and conditions of this offer, if your options are properly tendered and accepted for exchange, these options will be cancelled as of the date of our acceptance and you will be granted new options on or about the first business day that is at least six months and a day after the date we cancel the options accepted for exchange. If we cancel options accepted for exchange on August 7, 2001, you will be granted new options on or about February 8, 2002, which is the first business day that is at least six months and one day following the date we intend to cancel options accepted for exchange. If the offer is extended, then the grant date of the new options will also be extended.

           If we accept and cancel the options you tender in connection with the offer, the grant date and the pricing of any additional options that we may decide to grant to you, such as annual, bonus or promotional options, will be deferred until a date that is at least six months and a day from the date the tendered options are cancelled. We have determined that it is necessary for us to defer the grant date and pricing of any such additional options to avoid incurring compensation expense against our earnings because of accounting rules that would apply to these interim option grants as a result of the offer.

           Your new options will entitle you to purchase a number of shares of our common stock which is equal to the number of shares subject to the options or portion thereof you tender, subject to adjustments for any stock splits, stock dividends and similar events.

           PLEASE NOTE, HOWEVER, THAT IF YOU ARE NOT AN EMPLOYEE OF CLARUS CORPORATION OR ONE OF OUR SUBSIDIARIES FROM THE DATE YOU TENDER OPTIONS THROUGH THE DATE WE GRANT THE NEW OPTIONS, YOU WILL NOT RECEIVE ANY NEW OPTIONS OR ANY OTHER CONSIDERATION IN EXCHANGE FOR YOUR TENDERED OPTIONS THAT HAVE BEEN ACCEPTED FOR EXCHANGE. THE OFFER DOES NOT INVOLVE ANY GUARANTEE OF EMPLOYMENT FOR ANY PERIOD. YOUR EMPLOYMENT WITH CLARUS OR ONE OF ITS SUBSIDIARIES REMAINS "AT WILL" AND MAY BE TERMINATED AT ANY TIME BY EITHER YOU OR CLARUS (OR ONE OF ITS SUBSIDIARIES, AS APPLICABLE), WITH OR WITHOUT CAUSE OR NOTICE, SUBJECT TO THE PROVISIONS OF APPLICABLE LAW.

           Clarus will take any actions we deem necessary to complete a change of control transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer to exchange.

           For purposes of the offer, we will be deemed to have accepted for exchange options that are validly tendered and not properly withdrawn, if and when we give oral or written notice to the option holders of our acceptance for exchange of such options, which may be by press release. Subject to our rights to extend, terminate and amend the offer, we currently expect that we will accept promptly after the expiration of the offer all properly tendered options that are not validly withdrawn. Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

6.         CONDITIONS OF THE OFFER.

           Notwithstanding any other provisions of this offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after July 9, 2001 and before the expiration date, we determine that any of the following events has occurred and, in our reasonable judgment the occurrence of the event makes it inadvisable for us to proceed with the offer or to accept and cancel options tendered for exchange:

           (a) Any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Clarus Corporation or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer;

           (b) Any action is threatened, pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

                (1) Make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates in any manner to the offer;

                (2) Delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options;

                (3) Materially impair the benefits that we believe we will receive from the offer; or

                (4) Materially and adversely affect the business, condition (financial or other), income, operations or prospects of us or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

           (c) Any change in generally accepted accounting standards which could or would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer;

           (d) A tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, is proposed, announced or made by another person or entity or is publicly disclosed; or

           (e) Any change or changes occurs in our business, condition (financial or other), assets, income, operations, prospects or stock ownership or in that of our subsidiaries that, in our reasonable judgment, is or may be material to us or our subsidiaries or materially impairs or may materially impair the benefits that we believe we will receive from the offer.

           The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

7.         PRICE RANGE OF COMMON STOCK UNDERLYING THE OPTIONS.

           Our common stock is quoted on the Nasdaq National Market under the symbol "CLRS." The following table shows, for the periods indicated, the high and low closing sales prices per share of our common stock as reported by the Nasdaq National Market.

                                                          High         Low

           Quarter ended June 30, 2001..................   $7.29       $5.08
           Quarter ended March 31, 2001.................   $9.25       $5.09
           Quarter ended December 31, 2000..............  $23.75       $6.06
           Quarter ended September 30, 2000.............  $63.25      $22.81
           Quarter ended June 30, 2000..................  $68.38      $21.31
           Quarter ended March 31, 2000................. $136.00      $54.50
           Quarter ended December 31, 1999..............  $71.00       $9.38
           Quarter ended September 30, 1999.............  $15.44       $5.06

           As of July 6, 2001, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $6.38 per share. WE RECOMMEND THAT YOU OBTAIN CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK BEFORE DECIDING WHETHER TO TENDER YOUR OPTIONS.

8.  SOURCE AND AMOUNT OF CONSIDERATION; TERMS OF NEW OPTIONS.

           Consideration. We will issue new options to purchase common stock
           --------------
under the applicable stock incentive plan (generally the same stock incentive plan under which the eligible options were granted except that with respect to options originally granted under the SQL Plan, new options will be granted under the Incentive Plan and options granted under the SAI Plan may be replaced with incentive stock options granted under the Incentive Plan to the extent permitted by applicable law and regulations) in exchange for outstanding eligible options properly tendered and accepted for exchange by us. The number of shares of common stock subject to new options to be granted to each option holder will be equal to the number of shares subject to the options tendered by such option holder and accepted for exchange, subject to adjustments for any stock splits, stock dividends and similar events. If we receive and accept tenders of all outstanding eligible options, we expect to grant new options to purchase a total of 1,679,021 shares of our common stock. Our directors and our Section 16(b) officers are not eligible to participate in the offer. The options subject to this offer to exchange represent 54% of the total options outstanding under our stock incentive plans as of July 6, 2001.

           Terms of New Options. The new options will be issued under the
           --------------------
Incentive Plan or the SAI Plan, depending upon the plan under which the options tendered were granted and applicable laws and regulations. A new option agreement will be entered into between us and each option holder who has tendered options in the offer. The new option agreements will be substantially the same as the form option agreements attached as Exhibits (d)(2) and (d)(4) to the Tender Offer Statement on Schedule TO that we filed with the SEC on July 9, 2001, as the case may be. Except with respect to the exercise price, the date the vesting begins, the vesting period and certain other terms specified in the offer, the terms and conditions of the new options will be substantially the same as the terms and conditions of the options tendered for exchange. Options granted under the SAI Plan may be replaced with incentive stock options granted under the Incentive Plan to the extent permitted by applicable law and regulations. However, if you exchange options granted under the SQL Plan, your new options will be granted under the Incentive Plan. The material terms of the Incentive Plan are described below. Because we will not grant new options until at least six months and a day after the date we cancel the tendered options, the new options may have a higher exercise price than some or all of the tendered options.

           The issuance of new options under this offer will not create any contractual or other right of the recipients to receive any future grants of stock options or benefits in lieu of stock options or any right of continued employment.

           The following description summarizes the material terms of our stock incentive plans and the options granted under them. This description is only a summary, and may not be complete. For complete information please refer to the copies of the stock incentive plans and the new option agreements that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also contact us at Clarus Corporation, Attention: Pam Ellis, 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024 (telephone: (770) 291-5394, facsimile: (770) 291-4775 and e-mail: ellisp@claruscorp.com) to request copies of the stock incentive plans or the forms of the new option agreements, which will be provided at our expense.

           General Information. The Incentive Plan provides the maximum number
           -------------------
of shares issuable pursuant to the exercise of options currently may not exceed 3,000,000 shares, plus (i) any shares of common stock available for future awards under the SQL Plan; and (ii) any shares of common stock that are represented by awards granted under the Incentive Plan or SQL Plan which are forfeited, expired, cancelled or terminated without delivery of shares of common stock or which result in the forfeiture of shares of common stock back to Clarus. The maximum number of shares subject to options that may be awarded to one person in any twelve month period under the Incentive Plan is 200,000.

           The SAI Plan provides that the maximum number of shares issuable pursuant to the exercise of options currently may not exceed 750,000 shares, plus any shares subject to awards under the SAI Plan which are forfeited, cancelled, terminated or expired without delivery of shares of common stock or which result in the forfeiture of shares of common stock back to Clarus. The SQL Plan provides the maximum number of awards currently issuable pursuant to all awards may not exceed 1,633,938.

           The Incentive Plan and the SQL Plan permit the granting of options intended to qualify as incentive options under the Code and the granting of options that do not qualify as incentive options. The SAI Plan permits the granting of nonqualified options only.

           Administration. The Incentive Plan and the SAI Plan are administered
           --------------
by the compensation committee of our board of directors. The compensation committee is composed solely of "nonemployee directors" as defined in Rule 16b-3 under the Exchange Act and "outside directors" for purposes of Section 162(m) of the Code. The members of the compensation committee are appointed from time to time by our board of directors and may be removed at any time by the board. Vacancies in the compensation committee are filled by the board. The SQL Plan is administered by the board, or upon delegation by the board, by a committee appointed by the board.

           Term. Under the Incentive Plan and SAI Plan, the term of each option
           ----
will be determined by the compensation committee and may generally not exceed 10 years from the date of grant(or five years with respect to 10% stockholders). Under the SQL Plan, the board will determine the term of each option, and no options may be exercised more than 10 years from the date of grant (or five years with respect to a 10% stockholder). The new options to be granted pursuant to the offer will have a term equal to the term of the options being exchanged for such new option, which generally is 10 years.

           Exercise Price. The exercise price of each option will be determined
           --------------
by the compensation committee (or board with respect to the SQL Plan). In the case of an incentive stock option, the exercise price may not be less than 100% of the fair market value of a share of our common stock on the grant date. The exercise price of a nonqualified stock option granted under the Incentive Plan or the SAI Plan may not be less than the par value per share of the Common Stock and under the SQL Plan may not be less than 85% of the fair market value of a share of our common stock on the date of the grant. A nonqualified option is an option that is not qualified to be an incentive stock option under current tax laws. For 10% stockholders, the exercise price of an incentive stock option may not be less than 110% of the fair market value of a share of common stock on the date the option is granted. The exercise price of the new options to be granted pursuant to the offer will be equal to the fair market value of our common stock on the grant date, which will be determined by the last reported sale price during regular trading hours of our common stock on the Nasdaq National Market on the grant date.

           Termination. Options issued under our stock incentive plans generally
           -----------
will expire 10 years after the grant date. Unless your option agreement otherwise provides, options granted pursuant to the Incentive Plan and the SAI Plan are subject to the following termination provisions. Options will terminate following the termination of your employment for any reason other than disability or death, or for cause (as defined in the plans), unless the options are exercised, to the extent that they were exercisable immediately before such termination, before the earlier of (i) three (3) months following your termination or (ii) the end of the option period. In the event that the termination of your employment is by reason of disability, death while you are an employee, or death after termination of employment due to a disability, you, or your executors, administrators, legatees or distributees of your estate, may exercise your options to the extent that they were exercisable on the date of your employment termination, before the earlier of (i) the end of the 12-month period after your termination; or (ii) the end of the option period. If your employment is terminated for "cause" (as defined in the plans), your options will lapse and no longer be exercisable as of the effective time of your termination of employment, unless otherwise determined by the compensation committee.

           Unless your individual option agreement provides otherwise, options granted under the SQL Plan are subject to the following termination provisions. If you cease to perform services for any reason other than death or disability, you may exercise an option, to the extent the option was otherwise exercisable on the date of termination at any time within the three-month period following the termination of services. If you cease to perform services because of disability, you may, at any time within the one-year period following termination of services, exercise the option to the extent it was exercisable at the time of termination. If you cease to perform services because of death, the option, to the extent it was exercisable on the date of death, may be exercised within a period of one year after the participant's death, by persons to whom the participant's option passes by will or the laws of descent and distribution. In no event, however, may any option be exercised after the end of its term.

           Vesting and Exercise. The compensation committee (or the Board with
           --------------------
respect to the SQL Plan) has the authority to determine at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options outstanding as of the date of a "change of control" (as defined in the stock incentive plans) generally will be exercisable with respect to 50% of that portion of the outstanding options not otherwise exercisable on the date of the change of control, unless the compensation committee elects not to accelerate exercisability of such options because other equitable or other appropriate action has been taken. The new options granted pursuant to the offer will vest in thirty-six equal monthly installments over the next three years.

           Payment of Exercise Price. You may exercise your options by delivery
           -------------------------
of a written notice to us on any business day at the address listed on your exercise notice, which specifies the number of shares for which the option is being purchased and which is accompanied by payment in full of the purchase price. The permissible methods of payment of the option exercise price generally are the following:

           .    Cash;

           . Delivery of shares of our common stock which have been owned by the option holder for no less than six months and otherwise are acceptable to the compensation committee;

           . Delivery of written notice to us and delivery to a broker of written notice of exercise and irrevocable instructions to promptly deliver to us the amount of sale or loan proceeds to pay the option price (i.e. cashless exercise); or

           .    A combination of these methods as elected by you.

           Amendment and Termination of the Option Plans. Our board may amend or
           ---------------------------------------------
terminate the stock incentive plans at any time and in any manner, subject to certain restrictions. Options may not be granted under the SQL Plan after November 21, 2002, options may not be granted under the Incentive Plan after February 4, 2008, and options may not be granted under the SAI Plan after May 28, 2010.

           No Stockholder Rights and Employment Rights. A participant shall have
           -------------------------------------------
no stockholder rights with respect to the shares of our common stock subject to his or her outstanding options until such shares are purchased in accordance with the provisions of the applicable stock incentive plan. Nothing in any of the stock incentive plans confers upon the participant any right to continue in our employ. The offer does not involve any guarantee of employment for any period. Your employment with Clarus or one of its subsidiaries remains "at will" and may be terminated at any time by either you or Clarus (or one of its subsidiaries, as applicable), with or without cause or notice, subject to the provisions of applicable law.

           Transferability of Options. Incentive options are not transferable
           --------------------------
other than by will or the laws of intestate succession. Nonqualified options granted under the Incentive Plan or the SAI Plan are not transferable other than by will or the laws of intestate succession, except as may be permitted by the compensation committee in a manner consistent with the registration provisions of the Securities Act of 1933, as amended (the "Securities Act"). In addition, options (except in the case of a permitted nonqualified option transfer) may be exercised during your lifetime only by you or your guardian or legal representative.

           Registration of Option Shares. All shares of common stock issuable
           -----------------------------
upon exercise of options under the stock incentive plans, including the shares that will be issuable upon exercise of all new options to be granted pursuant to the offer, have been registered under the Securities Act on a registration statement on Form S-8 filed with the SEC. Unless you are one of our affiliates, you will be able to sell your option shares free of any transfer restrictions under applicable securities laws.

           Tax Consequences. You should refer to Sections 13 and 14 for a
           ----------------
discussion of the U.S. federal income tax and foreign tax consequences of accepting or rejecting the new options under this offer to exchange. Whether you are an employee based inside or outside of the United States, we recommend that you consult with your own tax adviser to determine the tax consequences of this transaction under the laws of the country in which you live and work.

           Our statements in this offer to exchange concerning the stock incentive plans and the new options are merely summaries and do not purport to be complete. The statements are subject to, and are qualified in their entirety by reference to, all provisions of our stock incentive plans and the forms of option agreements under the stock incentive plans. Please refer to copies of the stock incentive plans and the new option agreements that have been filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO. You may also contact Pam Ellis at Clarus Corporation, 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024 (telephone: (770) 291-5394) to receive copies of the stock incentive plans and the forms of option agreements thereunder. We will promptly furnish you copies of these documents at your expense.

9.         INFORMATION CONCERNING CLARUS CORPORATION.

           We develop, market, and support Internet-based business-to-business
(B2B) e-commerce solutions targeted for large to mid-size enterprises (LME) that automate the procurement, sourcing, and settlement of goods and services. Our software helps organizations reduce the costs associated with the purchasing and payment settlement of goods and services, and helps to maximize procurement economies of scale. Our digital marketplace solution provides a framework that allows companies to create trading communities and additional revenue opportunities. Our solutions also benefit suppliers by reducing sales costs and providing the opportunity to increase revenues. Our products have been licensed by customers such as Comcast Corporation, Burlington Northern Santa Fe Railroad, Gjensidige NOR, Mastercard International, MetLife, Parsons Brinckerhoff, Sumurfit and Stone, and Wachovia Operational Services Corporation.

           Our Internet-based business-to-business e-commerce solutions are significantly different than the client/server financial software applications that were the basis of our initial operations. There have been several milestones in the evolution of our business since our incorporation in Delaware in 1991. Those milestones include:

           . Initial public offering. On May 26, 1998, we completed an initial public offering of our common stock in which we sold 2.5 million shares of common stock at $10.00 per share resulting in net proceeds to us of approximately $22.0 million.

           . ELEKOM acquisition. On November 6, 1998, we acquired ELEKOM Corporation ("ELEKOM") for approximately $15.7 million, consisting of $8.0 million in cash and approximately 1.4 million shares of our common stock. ELEKOM developed a software program that provided electronic corporate procurement capabilities to its clients.

           . Sale of our Financial and Human Resources Software Business. On October 18, 1999, we sold substantially all of the assets of our financial and human resources software ("ERP") business to Geac Computer Systems, Inc. and Geac Canada Limited. In this sale we received approximately $13.9 million. Approximately $2.9 million of the purchase price was placed in escrow and was subsequently settled during 2000.

           . Follow-on public offering. On March 10, 2000, we sold 2,243,000 shares of common stock in a secondary public offering at $115.00 per share resulting in net proceeds to us of approximately $244.4 million.

           . iSold.com acquisition. On April 28, 2000, we acquired all the capital stock of iSold.com, Inc. ("iSold") for approximately $2.5 million in cash of which $1.6 million was paid at the date of acquisition and $900,000 was paid in April 2001. iSold developed a software program that provided auctioning capabilities to its clients.

           . SAI/Redeo Companies acquisition. On May 31, 2000, we acquired all the outstanding stock of SAI (Ireland) Limited, SAI Recruitment Limited and its subsidiaries and related companies, i2Mobile.com Limited and SAI America Limited (the "SAI/Redeo Companies"). The SAI/Redeo Companies specialize in electronic payment settlement software.

           In December 2000, we announced our business strategy of targeting large to mid-size enterprises. In support of this strategy, we also announced an expanded business model that would support a wider range of software licensing arrangements. As part of this business model expansion, we intend to move from a traditional up-front license fee revenue model to a ratable revenue recognition model, as is required in subscription-based licensing agreements. As a result, we believe that our future financial results may not be comparable to our historic financial results.

     Our principal executive offices are located at 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024 and our telephone number at that address is
(770) 291-3900.

     The financial statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2000 and quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001 are incorporated herein by reference. See "Additional Information" below for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

--------------------------------------------------------------------------------
            Summary Selected Historical Consolidated Financial Data

the following table summarizes certain of our historical consolidated Financial data.

 Statement of Operations Data:                  Year Ended December 31,                 Three Months Ended March 31,
                                                -----------------------                 ----------------------------
                                                       (Audited)                                 (Unaudited)


                                                1999               2000                 2000                  2001
                                                ----               ----                 ----                  ----
                                                            (in thousands, except per share data)

 Total revenues............................   $ 38,142            $ 34,047           $   7,006             $   4,572
 Operating loss............................    (15,155)            (77,338)            (11,261)              (22,021)
 Net Loss..................................     (5,401)            (70,647)            (11,431)              (22,761)
 Net Loss per common share:
     Basic.................................      (0.49)              (4.90)              (0.93)                (1.47)
     Diluted...............................      (0.49)              (4.90)              (0.93)                (1.47)
 Weighted average common shares
 outstanding:
     Basic.................................     11,097              14,420              12,247                15,508
     Diluted...............................     11,097              14,420              12,247                15,508
 Book value per share......................   $   2.83            $  15.89           $   19.49             $   15.67


                                                  As of December 31, 2000                     As of March 31, 2001
                                                  -----------------------                     --------------------
                                                         (Audited)                                (Unaudited)
 Balance Sheet Data:

 Cash and cash equivalents.........................    $  118,303                                  $ 114,481
 Working capital...................................       171,336                                    153,457
 Total assets......................................       266,904                                    243,093
 Current Liabilities...............................        13,354                                     13,380
 Long-term debt, net of current portion............         5,000                                      5,000
 Total stockholders' equity........................       246,822                                    222,830

--------------------------------------------------------------------------------

10. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

     A list of our directors and executive officers is attached to this offer to exchange as Schedule A. As of July 6, 2001, our executive officers and directors as a group beneficially owned options outstanding under the Incentive Plan to purchase a total of 507,302 shares of our common stock, which represented approximately 25% of the shares subject to all options outstanding under the Incentive Plan as of that date. As of July 6, 2001, our executive officers and directors as a group beneficially owned options outstanding under the SAI Plan to purchase a total of 0 shares of our common stock, which represented approximately 0.00% of the shares subject to all options outstanding under the SAI Plan. As of July 6, 2001, our executive officers and directors as a group beneficially owned options outstanding under the SQL Plan to purchase a total of 235,638 shares of our common stock, which represented approximately 52% of the shares subject to all options outstanding under the SAI Plan. None of these options to purchase shares of common stock are eligible to be tendered in the offer.

           There have been no transactions in options to purchase our common stock or in our common stock which were effected during the past 60 days by Clarus or, to our knowledge, by any executive officer, director, affiliate or subsidiary of Clarus, except for the following: (1) ordinary course purchases by employee participants under the Clarus Corporation Employee Stock Purchase Plan and Global Employee Stock Purchase Plan; (2) ordinary course grants of stock options to employees who are not executive officer; (3) Mark Johnson, a director, purchased 10,000 shares in the open market on May 29, 2001 at a purchase price of $5.73; (4) Steve Hornyak, an executive officer, exercised an option for 4,500 shares on May 30, 2001 at an option price of $1.00; and (5) Mark Johnson, Brady Rackley, Tench Coxe, Donald House and Said Mohammadioun, each of whom is a director, were each granted options for 10,000 shares on May 22, 2001 pursuant to our annual director option grant program directors at an option price of $6.06 per share (the fair market value of our common stock on the option grant date).

11. STATUS OF OPTIONS ACQUIRED BY US IN THE OFFER; ACCOUNTING CONSEQUENCES OF THE OFFER.

           Options we acquire pursuant to the offer will be cancelled and the shares of common stock subject to those options will be returned to the pool of shares available for grants of new options under the applicable stock incentive plan and for issuance upon the exercise of such new options or the grant of other stock-based awards, except that options cancelled under the SQL Plan will be allocated to the pool of shares available for grants of new awards under the Incentive Plan. To the extent such shares are not fully reserved for issuance upon exercise of the new options to be granted in connection with the offer, the shares will be available for future awards to employees and other eligible plan participants without further stockholder action, except as required by applicable law, regulation or the rules of the Nasdaq National Market or any other securities quotation system or any stock exchange on which our common stock is then quoted or listed.

           We believe that we will not incur any compensation expense solely as a result of the transactions contemplated by this offer because:

           . We will not grant any new options until a business day that is at least six months and one day after the date that we accept and cancel options tendered for exchange; and

           . The exercise price of all new options will equal the market value of the common stock on the date we grant the new options; and

           . We will require any option holder who tenders options in the offer to tender all options that he or she received during the six months immediately prior to the date on which the offer expires if those options have an exercise price lower than the exercise price of the options he or she tendered in the offer; and

           . We will defer the grant of any other options to which an option holder who tendered options in the offer may be entitled until after the date on which we grant the new options.

12.        LEGAL MATTERS; REGULATORY APPROVALS.

           We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our exchange of options and issuance of new options as contemplated by the offer, or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our options as contemplated herein. Should any such approval or other action be required, we presently contemplate that we will seek such approval or take such other action. We are unable to predict whether we may determine that we are required to delay the acceptance of options for exchange pending the outcome of any such matter. We cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business. Our obligation under the offer to accept tendered options for exchange and to issue new options for tendered options is subject to conditions, including the conditions described in Section 6.

13.        MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.

           The following is a general summary of the material U.S. federal income tax consequences of an exchange of options pursuant to the offer. This discussion is based on the Code, its legislative history, Treasury Regulations and administrative and judicial interpretations as of the date of the offer, all of which are subject to change, possibly on a retroactive basis. This summary does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of option holders. This summary assumes that no option holder has paid any consideration for any options.

           If you exchange outstanding incentive or nonqualified stock options for new options, you will not be required to recognize income for U.S. federal income tax purposes at the time of the exchange. We believe that the exchange will be treated as a non-taxable exchange. At the date of grant of the new options, you will not be required to recognize additional income for U.S. federal income tax purposes. The grant of options generally is not recognized as a taxable event to an employee or the employer.

           If you tender incentive stock options and those options are accepted for exchange, the new options will be granted as incentive stock options to the maximum extent they qualify. For options to qualify as incentive stock options, the value of shares subject to options that first become exercisable by the option holder in any calendar year cannot exceed $100,000, as determined using the option exercise price. The excess value is deemed to be a non-qualified stock option. You should note that there is a risk that any incentive stock option you hold may be affected, even if you do not participate in the exchange. We believe that you will not be subject to current U.S. federal income tax if you do not elect to participate in the option exchange program. We also believe that the option exchange program will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercise of such options) if you do not participate in the option exchange program. However, the IRS may characterize the option exchange program as a "modification" of those incentive stock options, even if you decline to participate. A successful assertion by the IRS of this position could extend an option's holding period to qualify for favorable tax treatment. Accordingly, to the extent you dispose of your incentive stock option shares prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a nonqualified stock option.

           U.S. Federal Income Tax Consequences for Outstanding Incentive Stock
           --------------------------------------------------------------------
Options. Under current law you did not realize taxable income when incentive
-------
stock options were granted to you under the stock incentive plans. In addition, you generally will not realize taxable income when you exercise an incentive stock option. However, your alternative minimum taxable income will be increased by the amount that the aggregate fair market value of the shares you purchase under an incentive stock option, which fair market value is generally determined as of the date you exercise the option, exceeds the aggregate exercise price of the option. Except in certain circumstances that are described in your stock incentive plan and option agreement, such as your death or disability, if you exercise an incentive stock option more than three months after your employment is terminated, the option will not be treated as an incentive stock option and is subject to taxation under the rules applicable to nonqualified stock options that are discussed below.

           If you sell common stock that you acquired by exercising an incentive stock option, the tax consequences of the sale depend on whether the disposition is "qualifying" or "disqualifying." The disposition of the common stock is qualifying if it is made after the later of (1) two years from the date the incentive stock option was granted and (2) one year after the date the incentive stock option was exercised.

           If the disposition of the common stock you receive when you exercise an incentive stock option is qualifying, any excess of the sale price of the stock over the exercise price of the option will be treated as long-term capital gain taxable to you at the time of the sale. If the disposition is not qualifying, which is referred to as a "disqualifying disposition," the excess of the fair market value of the common stock on the date you exercise the option over the exercise price will be taxable income to you at the time of the sale of the stock. Of that income, the excess of the fair market value of the common stock at the time you exercised the option over the exercise price will be ordinary income and the balance, if any, of the income will be long or short-term capital gain, depending on whether or not the common stock was sold more than one year after the option was exercised.

           If you sell common stock you received when you exercised an incentive stock option in a qualifying disposition, we will not be entitled to a deduction equal to the gain you realize when you completed that sale. However, if you sell in a disqualifying disposition common stock you received upon exercise of an incentive stock option, we will be entitled to a deduction equal to the amount of compensation income taxable to you.

           U.S. Federal Income Tax Consequences of Nonqualified Stock Options.
           ------------------------------------------------------------------
Under current law, you do not realize taxable income upon the grant of a nonqualified stock option. However, when you exercise the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be treated as taxable compensation income to you, and you will be subject to withholding of income and employment taxes at that time. We will generally be entitled to a deduction equal to the amount of compensation income taxable to you.

           The subsequent sale by you of shares acquired pursuant to the exercise of a nonqualified stock option generally will give rise to capital gain or loss equal to the difference between the sale price and the sum of the exercise price paid for the shares plus the ordinary income recognized with respect to the shares. The capital gain or loss will be treated as long-term capital gain or loss if you held the shares for more than one year following exercise of the option.

           WE STRONGLY RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER.

14.        CERTAIN TAX CONSEQUENCES FOR NON-U.S.-BASED EMPLOYEES.

           Tax Consequences to U.K. Employees. If you are a U.K.-based employee
           ----------------------------------
of Clarus or one of our subsidiaries, there are certain tax consequences and conditions of the offer that may apply depending on your tax status for U.K. tax purposes. WE STRONGLY RECOMMEND THAT YOU CONTACT YOUR PERSONAL TAX ADVISER OR THE INLAND REVENUE TO ASSIST YOU IN DETERMINING YOUR U.K. TAX STATUS.

           If we accept and cancel the options you tender in connection with the offer, it is our understanding that the grant of the new options will not be a taxable event for U.K. income tax purposes. When you exercise your new options, you will be subject to U.K. income tax and, as discussed below, you will be subject to National Insurance Contributions ("NIC") on the fair market value of Clarus' shares at the time of exercise less the strike price of your new options.

           In April 1999, the U.K. Government made changes to the tax treatment on certain share options and introduced a NIC on the exercise of certain stock options. As a result of this, all new options received as a result of the offer will be subject to both employee's and employer's NIC upon the exercise of the new options. The amount of the employee's and employer's NIC withholdings will be calculated by multiplying the applicable NIC rate by the difference between the fair market value of Clarus' shares at the time of exercise and the strike price of your new options. Recent changes to this legislation have made it possible for the company and the employee to agree to transfer the employer's NIC charge to the employee. As a condition of this offer, if you are subject to U.K. tax on the date the new options are granted, the new option agreement between you and us will provide that you will accept the liability for and to pay the employer's NIC when you exercise the new options. Accordingly, if you are subject to U.K. tax and you elect to tender options for exchange, you must enter into a new option agreement that will transfer the employer's NIC to you.

           You should note that you do not have to pay any employee's NIC if your total earnings in the tax year in which the options were exercised are above the upper NIC threshold (currently (Pounds) 29,900 for the 2001/2002 tax year).

           Moreover, any options that you currently hold that were granted to you on or after October 15, 2000 are already subject to you agreeing to sign an election accepting the liability for the employer's NIC charge. However, if you are subject to U.K. tax on the date the new options are granted, you must agree to accept the liability for and agree to pay the employer's NIC on new options in order to receive your new options.

           The above information is a general summary only of certain of the U.K. income and social tax consequences of the exchange of options under the offer. This discussion is based on the U.K. legislation, regulations and administrative and judicial interpretations in force at the date of the offer, all of which may change, possibly on a retroactive basis. This summary does not discuss all of the U.K. income and social tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to apply in all respects to all categories of option holders. As such, we recommend that you consult your own tax adviser with respect to the U.K. income tax, National Insurance Contributions, and foreign tax consequences of participating in the offer.

           The terms of your employment shall not be affected in any way by the Offer, and the rights deriving from any regrant of the new option shall not form part of such terms (either expressly or impliedly) nor in any way entitle you to take into account such participation in calculating any compensation or damages on the termination of your employment for whatever reason (whether lawful or unlawful) which might otherwise be payable to you.

           This offer to exchange has not been approved for the purposes of
Section 57 of the Financial Services Act 1986 ("FSA") by a person authorized under the FSA. Accordingly, this offer to exchange may only be issued or passed on in the United Kingdom to persons who are of a kind described in article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or are persons to whom the offer to exchange may otherwise lawfully be issued or passed on.

           Tax Consequences to Irish Employees. If you are an Irish-based
           -----------------------------------
employee of Clarus or one of our subsidiaries, there are certain tax consequences and conditions of the offer that may apply depending on your tax status for Irish tax law purposes. This summary does not address all aspects of Irish tax law that may be relevant to you. This summary assumes no consideration was paid by an option holder for the options. YOU ARE STRONGLY URGED TO CONTACT YOUR PERSONAL TAX OR FINANCIAL ADVISER REGARDING THE SPECIFIC TAX CONSEQUENCES OF EXCHANGE OF YOUR OPTIONS.

           If we accept and cancel the options you tender in connection with the offer, it is our understanding that the grant of the new options will not be a taxable event for Irish income tax purposes. You will be subject to Irish income tax when you exercise your new options in an amount equal to the spread between the option exercise price and the fair market value of the common stock on the date of exercise. You may elect to defer the income tax payable on the exercise of an option in which case the income tax will not have to be paid until the earlier of the relevant payment date in (1) the year of assessment in which the option shares are disposed or (2) seven years after the year in which the option was exercised. The options are not subject to payment of related social insurance or to the levy. You may be subject to a stamp duty charge if the documentation regarding the exchange is executed in Ireland. The stamp duty charge is a fixed charge of Irish (pounds) 10.

           When you dispose of the shares acquired through the exercise of an option, you will be liable for Irish capital gains tax at the rate of 20% on such gains. In computing the amount of gain, you may deduct from the sale proceeds the option price plus any amount which was chargeable to income tax on the exercise of the option. These deductions can also be increased to account for inflation if the expenditures were incurred more than 12 months before the date of disposal of the common stock. You are also entitled to receive a gain of Irish (pounds) 1000 per year tax free.

           Tax Consequences to Canadian Employees. The following is a general
           --------------------------------------
summary of the material Canadian federal income tax consequences to a Canadian resident employee of Clarus or one of its subsidiaries who has been granted options by virtue of his or her employment and who exchanges those options pursuant to the offer. This summary is based upon the current provisions of the Income Tax Act (Canada) (the "Canadian Tax Act") and the regulations thereunder and all specific proposals to amend the Canadian Tax Act publicly announced prior to the date hereof, any of which could change in a manner that would affect the tax consequences described, possibly with retroactive effect. This summary does not purport to address all aspects of Canadian federal income tax law that may be relevant to you in the light of your personal circumstances, and does not deal with the possible application of provincial, local, or other tax laws. YOU ARE STRONGLY URGED TO CONSULT YOUR PERSONAL TAX OR FINANCIAL ADVISER REGARDING THE SPECIFIC TAX CONSEQUENCES OF EXCHANGING YOUR OPTIONS PURSUANT TO THE OFFER (INCLUDING THE POSSIBLE EFFECT OF CHANGES IN TAX LAWS).

           If you tender outstanding options pursuant to the offer, such tendered options will be cancelled as of the date of our acceptance of your tender. It is our understanding that this cancellation may be considered a taxable disposition of your tendered options under the Canadian Tax Act. Accordingly, you must include in your income for the year during which your options are cancelled an amount equal to the value of the consideration you received for the cancellation of your tendered options. The consideration you received for the cancellation of your tendered options is our undertaking, subject to certain conditions, to grant you new options on or abo0ut the first business day that is at least six months and a day from the date we cancel your tendered options. You will be required to determine the value of this consideration.

           Provided that certain conditions are satisfied (including the condition that the common stock qualifies as "prescribed shares" and that the exercise price under the tendered options was not less than the fair market value of the common stock at the time those options were granted), you may be entitled to a 50% deduction from the income inclusion described above.

           When you acquire common stock pursuant to the exercise of your new options, the amount by which the value of the common stock at that time (computed in Canadian dollars) exceeds the aggregate of the amount you paid or will pay for such common stock (computed in Canadian dollars) and the amount you paid to acquire the options will be deemed to be a benefit you received and will be included in computing your income. If you have included an amount in income as a result of the cancellation of your tendered options (as described above) and we grant you new options pursuant to the offer, the amount previously included in your income may be considered an amount you paid to acquire the new options. Provided that certain conditions are satisfied, recognition of the benefit arising on the exercise of your new options may be deferred until the year in which the common stock is disposed of. This deferral is available if the common stock is listed on a prescribed stock exchange (which includes the Nasdaq National Market) and if the exercise price you paid for the common stock was not less than the fair market value of the common stock on the date of grant of the new options. There is a $100,000 annual limit on the tax deferral. This limit is based upon the fair market value (at the time of grant) of the common stock that vests in any particular year. If the conditions allowing the tax deferral are not satisfied, you will be required to include the benefit in income in the year in which the common stock is acquired.

           Regardless of whether the exercise of the new options qualifies for the tax deferral discussed above, provided that certain conditions are satisfied (including the condition that the common stock qualifies as "prescribed shares" and that the exercise price is not less than the fair market value of the common stock at the time the new options were granted), you may be entitled to a 50% deduction from the benefit inclusion described above.

           The full amount of any benefit included in computing your income in respect of the exercise of new options is added to your cost of the common stock to determine the adjusted cost base of the common stock. For the purposes of computing any capital gain or loss on the disposition of the common stock, the cost of the common stock acquired by you will be averaged with the adjusted cost base of all common stock owned by you a the time the common stock is acquired. Where the deferral described above is available, and in certain other circumstances, this averaging rule may not be applicable.

           If you sell or otherwise dispose of the common stock you acquired by exercising a new option, you will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to you of the common stock. One half of any capital gain (the "taxable capital gain") must be included in your income for the year of disposition. You may deduct one-half of any capital loss (the "allowable capital loss") so realized against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains for the year of disposition may be carried back up to three taxation years of forward indefinitely and deducted against net taxable capital gains in those other years to the extent and in the circumstances prescribed in the Canadian Tax Act.

15.        EXTENSION OF OFFER; TERMINATION; AMENDMENT.

           We expressly reserve the right, in our discretion at any time and from time to time, to extend the period of time during which the offer is open and delay accepting any options tendered to us by publicly announcing the extension and giving oral or written notice of the extension to the option holders and making a public announcement thereof. If the offer is extended, then the grant date of the new options will also be extended.

           We also expressly reserve the right, in our reasonable judgment, prior to the expiration date to terminate or amend the offer and to postpone our acceptance and cancellation of any options tendered for exchange upon the occurrence of any of the conditions specified in Section 6, by giving oral or written notice of such termination or postponement to the option holders and making a public announcement thereof. Our reservation of the right to delay our acceptance and cancellation of options tendered for exchange is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the options tendered promptly after termination or withdrawal of a tender offer.

           Subject to compliance with applicable law, we further reserve the right, in our discretion, and regardless of whether any event set forth in
Section 6 has occurred or is deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to option holders or by decreasing or increasing the number of options being sought in the offer.

           Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement made pursuant to the offer will be disseminated promptly to option holders in a manner reasonably designated to inform option holders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones News Service.

           If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

16.        FEES AND EXPENSES.

           We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of options pursuant to this offer to exchange.

17.        ADDITIONAL INFORMATION.

           We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this offer to exchange is a part, with respect to the offer. This offer to exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials which we have filed with the SEC before making a decision on whether to tender your options:

           (a) Our Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 21, 2001;

           (b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 15, 2001; and

           (c) The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 15, 1998.

           These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the following SEC public reference rooms:

450 Fifth Street, N.W.     7 World Trade Center        500 West Madison Street
Room 1024                  Suite 1300                  Suite 1400
Washington, D.C.  20549    New York, New York  10048   Chicago, Illinois  60661

           You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet site at http://www.sec.gov.

           Our common stock is quoted on the Nasdaq National Market under the symbol "CLRS," and our SEC filings can be read at the following Nasdaq address:

                  Nasdaq Operations
                  1735 K Street, N.W.
                  Washington, D.C.  20006

           We will also provide without charge to each person to whom a copy of this offer to exchange is delivered, upon the written or oral request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to:

                  Clarus Corporation
                  Attention:  Pam Ellis
                  3970 Johns Creek Court, Suite 100
                  Suwanee, Georgia  30024
                  Telephone:  (770) 291-5394
                  Facsimile:  (770) 291-4775
                  E-mail:  ellisp@claruscorp.com

between the hours of 9:00 a.m. and 4:00 p.m., Suwanee, Georgia local time. As you read the documents listed in Section 17, you may find some inconsistencies in information from one document to another. Should you find inconsistencies between the documents, or between a document and this offer to exchange, you should rely on the statements made in the most recent document. The information contained in this offer to exchange about Clarus Corporation should be read together with the information contained in the documents to which we have referred you.

18.        FORWARD LOOKING STATEMENTS; MISCELLANEOUS.

           This offer to exchange and our SEC reports referred to above contain certain forward-looking statements, including or related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this offer to exchange, the words "estimate," "project," "intend," "believe" and "expect" and similar expressions are intended to identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by the forward-looking statement. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans that may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this offer to change, you should not regard the inclusion of such information as our representation that we will achieve any strategy, objectives or other plans. The forward-looking statements contained in this offer to exchange speak only as of the date of this offer to exchange, and we have no obligation to update publicly or revise any of these forward-looking statements.

           These and other statements, which are not historical facts, are based largely on management's current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include the following:

           -    We may not effectively implement our business strategy.

           -    We may not be able to maintain referenceable accounts.

           - We expect our product line to appeal to early-stage companies which exposes us to higher than normal credit risk.

           - If our subscription-based model is unsuccessful, the market may adopt our products at a slower rate than anticipated, and our business may suffer materially.

           - We may not generate the substantial additional revenues necessary to become profitable and anticipate that we will continue to incur losses.

           - As we expand our international sales and marketing activities, our business will be more susceptible to numerous risks associated with international operations.

           - We have limited experience in marketing, selling and supporting our products and services in foreign countries. We do not have experience developing foreign language versions of our products.

           - Our quarterly operating results are volatile and difficult to predict. If we fail to meet expectations of public market analysis or investors, the market price of our common stock may decrease significantly.

           - We may incur costs and liabilities related to potential or pending litigation.

           - Competition from other electronic procurement providers may reduce demand for our products and cause us to reduce the price of our products.

           - Market adoption of our solution will be impeded if we do not continue to establish and maintain strategic relationships.

           - We expect to depend on our Clarus eProcurement and Clarus eMarket products for a significant portion of our revenues for the foreseeable future.

           - Our products may perform inadequately in a high volume environment.

           - Defects in our products could delay market adoption of our solution or cause us to commit significant resources to remedial efforts.

           - Any acquisitions that we attempt or make could prove difficult to integrate or require a substantial commitment of management time and other resources.

           - We may not be able to retain the existing employees of acquired companies.

           - An increase in the length of our sales cycle may contribute to fluctuations in our operating results.

           - Our success depends on the continued use of Microsoft technologies or other technologies that operate with our products.

           - The failure to maintain, support or update software licensed from third parties could materially and adversely affect our products' performance or cause product shipment delays.

           - If we are unable to manage our internal resources, we may incur increased administrative costs and be unable to capitalize on revenue opportunities.

           - Our success depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel.

           - Illegal use of our proprietary technology could result in substantial litigation costs and divert management resources.

           - Claims against us regarding our proprietary technology could require us to pay licensing or royalty fees or to modify or discontinue our products.

           - A compromise of the encryption technology employed in our solutions could reduce customer and market confidence in our products or result in claims against us.

           - Our success depends upon market acceptance of e-commerce as a reliable method for corporate procurement and other commercial transactions.

           - The market for business-to-business e-commerce solutions is characterized by rapid technological change, and our failure to introduce enhancements to our products in a timely manner could render our products obsolete and unmarketable.

           - Failure to expand Internet infrastructure could limit our growth.

           - Future governmental regulations could materially and adversely affect our business and e-commerce generally.

           - Legislation limiting further levels of encryption technology may adversely affect our sales.

           - The market price of our common stock is highly volatile and several factors that are beyond our control could adversely affect the market price of our common stock.

           We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

           WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR OPTIONS PURSUANT TO THE OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US.

                                                              Clarus Corporation

July 9, 2001

                                   SCHEDULE A

                             INFORMATION CONCERNING
                      THE DIRECTORS AND EXECUTIVE OFFICERS
                              OF CLARUS CORPORATION

           The directors and executive officers of Clarus Corporation and their positions and offices as of July 6, 2001, are set forth in the following table:

         Name                       Positions and Offices Held
         ----                       --------------------------
         Stephen P. Jeffery         Chairman of the Board of Directors,
                                    President and Chief Executive Officer

         Steven M. Hornyak          Chief Strategy Officer and General Manager,
                                    Americas

         Michael W. Mattox          Senior Vice President, Operations and
                                    Corporate Counsel

         James J. McDevitt          Chief Financial Officer

         Mark A. Johnson            Director

         Brady L. Rackley, III      Director

         Tench Coxe                 Director

         Donald L. House            Director

         Said Mohammadioun          Director


The address of each director and executive officer is: c/o Clarus Corporation, 3970 Johns Creek Court, Suite 100, Suwanee, Georgia 30024.

                                      A-1